SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2005
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X    Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes         No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

News Release
CNH Board Elects Boyanovsky as Permanent President & Chief Executive Officer
For more information contact:
Albert Trefts, Jr. Investor Relations (1) 847 955 3821
Ritch Anderson, Corporate Communications (1) 847 955 3953
Lake Forest, Illinois (September 7, 2005) — CNH Global N.V. (NYSE: CNH) announced today that its Board of Directors has elected Harold Boyanovsky to be the company’s permanent President and Chief Executive Officer.
The Board appointed Boyanovsky as interim President and Chief Executive Officer in February 2005 when former President and Chief Executive Officer Paolo Monferino left CNH to become Chief Executive of Iveco S.p.A., the lead company of Fiat Group’s Commercial Vehicle Sector.
Since February, Boyanovsky has continued to serve as President of CNH’s Construction Equipment Business, a position he has held since September 2002 and will retain for the immediate future.
“Over the past six months, Harold has demonstrated the strategic leadership and ability necessary to move the organization forward and build on the financial improvements we’ve seen to-date,” said Katherine M. Hudson, Chairman of the Board, CNH. “It’s clear to the Board that Harold is the best candidate to lead CNH into the future. His extensive knowledge of the agricultural and construction equipment industries, and CNH, will serve him well and provide great continuity as he mobilizes the organization to execute the company’s objectives.”
Said Boyanovsky, “I’m excited and confident about the opportunity our team has going forward. We have done a lot of hard work over the past five years. The strategic initiatives we have put in place have allowed us to achieve cost efficiencies, rationalize our manufacturing footprint, implement our global product platform strategy and renew our product lines.
“Our long-term growth strategy remains unchanged: we expect to grow by forging strong, satisfying relationships with our customers and dealers. We will focus on execution in the areas of continuous cost improvement; achieving best-in-class product reliability, innovation, and improved margins; and delivering even stronger service and support to our customers and dealers. We expect to expand the business by serving new and emerging markets and by continuing to develop CNH Capital into a total financial solutions provider. And we will continue to build and promote a culture of success at CNH.”
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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 11,400 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
     ■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Richard R. Dykhouse Richard R. Dykhouse Assistant Secretary
September 7, 2005